Exhibit 99.3

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

PRESENTATION

Operator

Good afternoon everyone and thank you for participating in today’s conference call to discuss Industrea’s acquisition of Concrete Pumping Holdings, or CPH. Delivering today’s prepared remarks are Howard Morgan, CEO of Industrea; Tariq Osman, executive vice president of Industrea; Bruce Young, CEO of CPH; and Iain Humphries, CFO of CPH.

A supplementary slide presentation is accompanying today’s live conference call. For those interested, the presentation can also be found on Industrea’s website at www.IndustreaEquity.com.

Before we go further, I would like to turn the call over to Cody Slach of Liolios, Industrea’s investor relations advisor, to read the Company’s Safe Harbor Statement within the meaning of the Private Securities Litigation Reform Act of 1995 that provides important cautions regarding forward-looking statements. Cody, please go ahead.

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

Cody Slach – Liolios – External Director of IR

Thanks.

Please review our forward-looking statements found on Slide 1 of the investor presentation. Today’s presentation is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any equity, debt or other financial instruments of Industrea Acquisition Corp. or Concrete Pumping Holdings. This presentation also does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

The investor presentation has been prepared to assist interested parties in making their own evaluation of the proposed business combination and for no other purpose. The information contained herein does not purport to be all-inclusive. We refer you to the cautionary language regarding forward-looking statements that can be found on Slide 1, for a more detailed review of the risks and uncertainties contained herein.

The presentation includes non-Generally Accepted Accounting or non-GAAP financial measures such as Adjusted EBITDA. Non-GAAP financial measures should not be considered as alternatives to Generally Accepted Accounting Principles in the United States of America or GAAP measures such as net income, operating income, net cash flows provided by operating activities or any other GAAP measure of liquidity or financial performance.

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

I would like to remind everyone that this call will be available for replay starting at 7:30 PM ET today. A webcast replay will also be available via the link provided in today’s press release, as well as on Industrea’s website.

Now, I would like to turn the call over to the CEO of Industrea, Howard Morgan. Howard?

Howard Morgan – Industrea - CEO

Thanks, Cody. I’m Howard Morgan and I serve as CEO of Industrea Acquisition Corp. I am also a co-founder, partner and senior managing director of Argand Partners, sponsor of the Industrea SPAC. Thank you for joining us today to learn more about Industrea’s planned business combination with Concrete Pumping Holdings, or what we refer to as “CPH.” Please feel free to follow along with the presentation we made available today, as it will guide us through the call.

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

Beginning on slide 2, joining me today is my colleague Tariq Osman, executive vice president of Industrea. Tariq is also a co-founder, partner and managing director of Argand Partners. Also joining us are two key members of CPH’s highly tenured and experienced management team. Bruce Young has been CEO of CPH since 2008 and CEO of CPH’s Eco-Pan brand since 1999. He has over 38 years of experience in the concrete pumping industry, and under his leadership, CPH has seen significant growth. Iain Humphries, the CFO of CPH, is also on the call. He has held this role since 2016, and prior to that, was the CFO of Wood Group PSN Americas, the largest division of a $5+ billion multinational energy services company traded on the London Stock Exchange. He also brings to the team 20 years of international finance and managerial experience.

[SLIDE 3] Now I’ll provide a general overview of Concrete Pumping Holdings. Founded in 1983 and headquartered in Denver, Colorado, CPH is a leading provider of concrete pumping services and concrete waste management services in the U.S. and U.K., operating under the only established, national brands in each country. CPH provides concrete pumping services in the U.S. from a highly-diversified footprint of 80 locations across 22 states under the brand Brundage-Bone, and in the U.K. from 28 locations under the Camfaud brand.

CPH provides a highly specialized service, using both its own assets and personnel. It employs over 600 highly-trained operators and approximately 935 equipment units, which are all company-owned. In fact, you can see some of our equipment in action on slide 3, with pictures of several marquee projects, including construction on the Amazon Block 20 site in Seattle, WA, and the Cowboys Stadium in Arlington, TX.

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

I’d like to highlight two important aspects of CPH’s business model that appealed to us. First, CPH does not take on project risk and therefore has no bonding and surety requirements, in contrast to many other construction service companies. Second, CPH has no raw material exposure, as it does not take ownership of the concrete it places.

For the fiscal year ended October 31, 2018, it is estimated that the company will generate $257 million in Adjusted Pro Forma revenue and $87 million in Adjusted Pro Forma EBITDA.

Now, I’ll cover some important details regarding our transaction and review our investment thesis and value creation plan. First, let’s review how we arrived here and why we have chosen to combine with CPH.

Industrea completed its IPO in August of 2017, raising approximately $230 million in gross proceeds. Industrea was sponsored by Argand Partners, a middle market private equity firm specializing in making investments in market leading industrial companies. Argand is currently managing more than $500 million of private equity capital. Industrea provides a unique solution for businesses aiming to go public, while enjoying the full support and network of a private equity firm.

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

Since our IPO, we evaluated approximately 130 distinct investment opportunities across the industrial landscape. In April of this year, we approached the advisors of Peninsula Pacific, the family office that is the controlling shareholder of CPH, to explore the possibility of a SPAC solution as a vehicle to access capital and accelerate the company’s attractive growth strategy. After numerous meetings with Peninsula Pacific and the CPH management team, we developed an understanding of CPH’s unique value proposition and it was clear to us that a business combination with Industrea would serve as a catalyst for growth and could deliver significant value to our stockholders. At the time of our IPO, we said that we were searching for middle market businesses that were market leaders, with stable cash flows, significant competitive advantages, compelling growth potential and strong management teams, that would benefit from being a public company, and in CPH, we found a candidate that was an exceptionally strong fit for our investment criteria.

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

Now let’s turn to the investment highlights shown on slide 4. CPH has strong fundamentals that drive the thesis behind this transaction. CPH operates in an attractive industry environment with various commercial, environmental and legislative tailwinds. Secular trends are also pointing toward concrete pumping, as it represents a faster, safer and higher-quality solution than alternative methods such as the use of wheelbarrows. As the leading provider, CPH enjoys the benefits of scale in the way of cost and utilization advantages, and has a consistent track record of pricing power. CPH has built a platform with significant scale and diversity, which has provided a key source of resiliency against changing market conditions. CPH is well-positioned to grow through key organic and strategic initiatives and is supported by a strong management team that is rolling a significant ownership stake into the proposed transaction. In fact, we expect CPH management will own 9% of the company post-transaction.

As the right hand side of Slide 4 highlights, we believe that this transaction is consistent with our track record of acquiring strong, market-leading companies at attractive prices. At an enterprise value purchase multiple of 7.2x fiscal 2019 EBITDA, this transaction represents an average discount of approximately 33% to relevant peers in specialty rental and specialty waste services. As we highlight later in this presentation, CPH has more attractive EBITDA margins, lower capex intensity and has displayed stronger earnings momentum than this same peer set, thereby demonstrating that CPH should actually trade at a premium, not a discount to its peers. We believe the combination of CPH’s strong operating fundamentals and the attractive transaction price presents a solid investment opportunity.

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

Now we would like to discuss these highlights in more detail, but to do that, I’d like to turn the call over to CPH’s CEO Bruce Young. Bruce?

Bruce Young – CPH – CEO

Thanks Howard, it’s a pleasure to be joining you today. On behalf of CPH management and all of our employees, we are excited about the proposed transaction and see significant enhanced growth potential as a public company.

Please join me on slide 5, which graphically represents highlights of our business that we’ve been working hard at for many years. We have built a platform with significant scale and diversity, with broad diversification throughout the U.S. and the U.K. We have a reasonably balanced end market exposure across commercial, infrastructure and residential markets. We also have diversity across service lines, with a rapidly growing exposure to high margin environmental waste management services through our Eco-Pan offering. Finally, we have low customer and project concentration, with our top 10 customers collectively representing less than 10% of our 2017 revenue.

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

Slide 6 walks through the significant advantages of concrete pumping, but first I would like to step back and provide some background on our industry dynamics. There are two primary methods of placing concrete at a construction site when direct pouring is not an option: first are the traditional methods, which you are probably familiar with such as using wheelbarrows and cranes and buckets, and the other is concrete pumping, which is our business. Traditional methods are both labor and time intensive, requiring loading materials into containers, hauling the containers to the appropriate location and subsequently returning the containers to the concrete mixer to be re-filled. Concrete pumping, by contrast, provides a safer, more cost-effective and more time-efficient concrete placement solution, in which concrete is continuously pressure pumped through a boom and hose directly to the target area. Except where direct pouring is feasible, such as for highways and level sites where a ready-mix truck can park within approximately 15 feet of the concrete installation, concrete pumping continues to be the method of choice over traditional concrete placement methods. It lowers construction costs, shortens job times, allows for better access to challenging pour locations and enhances worksite safety. A concrete pump can empty a ready-mix concrete truck in as little as four minutes and has the technical capability of being able to place concrete at distances of up to 1,000 feet vertically and 4,000 feet horizontally. By contrast, traditional methods such as using wheelbarrows are more labor and time intensive, with up to 200 wheelbarrow loads required to empty a ready-mix truck. Given this ability, concrete pumping is the placement method of choice for technical jobs or when concrete must be placed in harder-to-reach areas, including multi-story commercial and residential projects, as well as infrastructure projects such as tunnels and bridges. Highlighted on slide 6, you can see concrete pumping represents 34% of ready mix placement in the U.S. and U.K. markets, which has steadily grown in recent years.

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

This brings me to slide 7, which charts the large, growing market supported by various tailwinds. Coming back to market share, you can see pumping is taking share, growing from 20% in 2000 to approximately 34% today due to the compelling value proposition I just discussed. A couple other points worth highlighting—U.S. concrete production is 23% below its prior peak. Finding skilled hires in the construction sector has constrained capacity, extending the recovery of the sector. Due to the recently enacted U.S. tax reform, regulatory relief within the construction sector which is making permitting easier, and with an expected increase in infrastructure spending put forth by the current administration, we strongly believe that the construction cycle has been extended, and today we still sit in the very early innings.

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

Expanding upon Howard’s comments, on slide 8, we are a clear leader in both the U.S. and U.K., as we are 4x and 10x larger than our competition in each market, respectively. We go to market in the U.S. under the established Brundage-Bone brand, and in the U.K. under the Camfaud brand. Our national scale differs from our competitors, who typically only serve local areas and lack the breadth of equipment we have. We believe our scale offers differentiated, high-quality service to our clients that our competitors just can’t match.

In fact, on slide 9, we walk through this advantage in more detail. We have compiled what our customers find most important in services like ours. Thankfully, the priorities of availability, reliability, range of equipment and technical expertise fall right in line with the capabilities our industry-leading scale allows us to deliver.

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

Moving to slide 10, highly complementary to our core concrete pumping service, we also provide a full-service, cost-effective, regulatory-compliant solution to manage environmental issues caused by concrete wastewater, or “washout,” under the brand Eco-Pan. Every concrete construction job needs a washout, and legacy alternatives are archaic or, worse, non-existent, resulting in significant leakage of toxic wastewater throughout a construction site and surrounding areas. Strict environmental regulation and enforcement by the EPA and state authorities has been taking place on the washout of concrete pump trucks, and related equipment, and the failure of contractors to adhere to these regulations can result in severe penalties. Eco-Pan provides a simple, fully-compliant and cost-effective solution that eliminates a major distraction for the contractor. This is our highest growth business and with 45% Adjusted EBITDA margins, it is accretive to our overall margin profile.

This dovetails nicely into our growth opportunities, which include Eco-Pan and three other distinct initiatives that our scalable platform allows us to pursue. They are presented on slide 11. Now I would like to spend some time on each opportunity.

On slide 12, we believe we can capture greater market and wallet share with our existing customers. This is due to favorable market conditions creating record backlogs with our clients. It is also because our client projects are becoming increasingly complex as construction sites become more crowded and hazardous, requiring services like ours. As the highest-quality provider, we see that our customers are willing to pay a premium for our service, and our national scale allows us to expand with our clients geographically.

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

Slide 13 lays out massive infrastructure opportunities in both the U.S. and U.K. that bode well for our services. As seen in the map of the U.S., many states have a below average to failing grade when it comes to infrastructure. Bridges and other key structures are highlighted on this list as their renovation could generate a significant step-up in demand for concrete pumping services. As the largest provider of concrete pumping in the U.S. we would be a significant beneficiary of any increased infrastructure spending. In the U.K., there is a $77 billion high-speed railway project that is scheduled to begin this fall. The project is highly concrete intensive, with a very large percentage requiring pumping. Camfaud, our U.K. division, is well-positioned to receive a large share of this project given its national footprint and fleet capabilities. The work potentially gained from these opportunities are not incorporated in our financial projections, but their timing bodes well for our long-term outlook.

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

Slide 14 walks through our track record of pricing power, which we expect to continue. We have a demonstrated history of consistent price increases that reflect the value our customers place in our service. We think we can continue to increase our pricing given the advantages our customers gain from concrete pumping. We have found that our customers place significant importance on the value of concrete pumping relative to other placement alternatives, viewing this service as an insurance policy against the significantly higher costs associated with concrete wastage and utilizing on-site labor inefficiently. To give you a little more color, ready-mix concrete, which perishes in ~90 minutes, represents approximately ~10% of a typical project’s costs versus only about ~1-2% of project costs for concrete pumping. It is also worth noting, we don’t supply the concrete, so we have no exposure to concrete raw material pricing as well.

Moving to slide 15, I’d like to expand on our compelling opportunity with Eco-Pan. We estimate the U.S. market for concrete washout solutions is over $850 million, of which Eco-Pan currently makes up only 3%, leaving significant white space for expansion given we believe Eco-Pan is the industry’s most advanced and regulatory-compliant turnkey solution. There are three key drivers we expect will increase our penetration, with the first driver being violation avoidance. Eco-Pan provides a simple, leak-proof solution that allows customers to be compliant with EPA and state regulations. The second driver is environmental protection. Our high-quality pans are far less likely to leak or spill than washout pits. And finally, Eco-Pan is a turnkey solution for contractors, allowing them to focus on their core job. Underlying these drivers are recent movements towards greater levels of environmental enforcement by the EPA and state authorities with a rise in the level of fines. As a result, general construction contractors have increasingly been adopting compliant washout methods on-site.

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

Slide 16 walks through the compelling economics and strong barriers to entry of our Eco-Pan business. The investment in a new route or jobsite yields an approximate 54% unlevered ROI and a payback period of under two years. The Eco-Pan business is protected by numerous barriers to entry, including our route density, access to our large, complementary concrete pumping customer base, our ability to handle liquid concrete waste, the substantial brand equity we have already created, and the investments we have already made in high-quality pans and service. In summary, we believe that Eco-Pan is poised for significant profit growth.

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

Our final growth opportunity is the continuation of our proven acquisition platform. Slide 17 shows the various M&A opportunities we have in front of us. CPH is an acquirer of choice for many business owners in the industry. We have a proven track record having completed over 45 acquisitions since 1983. Our benefits of scale in a highly fragmented market have enabled us to increase the EBITDA margins of our acquired businesses, which have been around 20% at the time of acquisition, to the levels around the 35% that CPH achieves today. The levers we use to increase the profitability of these businesses include utilization enhancement, price increases and cost synergies. We have clear acquisition criteria: we look for strong management, good employee and customer relationships, well-maintained fleets and meaningful potential for synergies. This leads us to our current M&A pipeline, which is robust and includes approximately $110 million of pre-synergy EBITDA identified.

With that, I would like to introduce our CFO Iain Humphries. He will walk through a more detailed financial overview. Iain?

Iain Humphries – CPH – CFO

Thanks Bruce. As slide 19 indicates, CPH has a strong track record of revenue growth, EBITDA margin achievement and attractive and growing free cash flow conversion. We have grown Adjusted Pro Forma revenue and EBITDA at a 9% CAGR from 2015 through our forecast for 2018. Given our highly variable cost structure, EBITDA margins have remained very steady at around 34%. We are expecting continued growth with our fiscal ’19 forecast of $279 million in revenue and $97 million in EBITDA. Capex has trended around 11% of revenue and is expected to come in at around 10% in 2018. We expect to deliver $63 million in free cash flow in 2018, up over 12%, with a conversion ratio of 71%. We expect this number to grow 14% to $71 million in 2019 on 9% expected revenue growth.

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

Slide 20 highlights our highly variable cost structure. As the table shows, roughly 70% of our cost base is variable, giving us the flexibility to scale to meet business demand and to adjust rapidly downward in various economic cycles.

Moving on to Slide 21, you see our attractive unit economics for the Concrete Pumping business and the Eco-Pan business. The Concrete Pumping business has a 25% unlevered ROI with a 4 to 5 year payback period, and the Eco-Pan business has a 54% unlevered ROI with a 1.9 year payback period. Importantly, I would point out that we are able to achieve very attractive payback periods of between 2 to 5 years relative to a much longer expected useful life of the underlying assets of 20 years.

With these strong unit economics, we have invested in the largest and most diverse fleet in the U.S. and U.K., the make-up of which you can see on slide 22. We have over 930 units with an average age of approximately 9.3 years and an average useful life of over 19 years. We own the entire fleet and do not lease any concrete pumping equipment. We typically buy new equipment to replace equipment near the end of its useful life, but we also reduce growth capex by utilizing equipment procured from acquisitions. The scale and the mobile nature of our fleet allow us to maximize utilization, and we employ first-rate mechanics to keep the fleet safe, well-maintained and reliable.

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

Now I would like to turn the call over to Tariq Osman, executive vice president of Industrea, who will walk through various transaction details. Tariq?

Tariq Osman – Industrea – EVP

Thanks Iain. Moving to slide 24, which summarizes the transaction.

The proposed transaction will introduce CPH as a publicly traded company with an anticipated initial enterprise value of approximately $696 million, which includes 44.3 million shares outstanding and net debt of approximately $244 million. We expect to close the business combination in Q4 of this year. The enterprise value of $696 million represents a multiple of 7.2 times fiscal 2019 EBITDA of $97 million. We expect to have a diversified pro forma shareholder base consisting of 52% public shareholders, 25% attributed to Argand Partners, 9% comprised of CPH management, 10% comprised of third-party PIPE providers, and the remaining 4% consisting of rollover from Peninsula Pacific and former CPH manager shareholders, assuming no redemptions of our public shares.

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

It’s worth noting that CPH’s management stake represents a $42 million re-investment comprised of about 50% of their sale proceeds. Argand Partners, Nuveen, and another institutional investor are the anchor PIPE investors, committing $96.9 million at $10.20 per share. There are no minimum cash or maximum redemption conditions to close the transaction. Any redemptions will be offset by a waterfall consisting first of cash on the balance sheet, then a $25 million backstop from Argand Partners, and then finally a backstop from Peninsula Pacific.

The key points of the sources of funds are as follows. We will be putting in place a new $350 million debt facility from Credit Suisse and Stifel at more favorable terms than the company carries today. The facility bears interest at LIBOR plus 450, maturing in 2025 with no financial maintenance covenants. In addition, Wells Fargo will continue its banking relationship with CPH by providing a $60 million ABL facility. Assuming no redemptions, net debt at close will be approximately 2.5x FY 2019E EBITDA. Summary terms of the debt are shown in the appendix of today’s presentation. We believe that the substantial flexibility under the debt facility and the company’s significant free cash flow generation will be sufficient to execute its growth strategy.

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

Industrea’s cash in trust is about $234.6 million, and we have various roll-over investments and PIPEs as follows. CPH management is reinvesting $42 million, majority owner Peninsula Pacific is rolling over $9 million and other former manager shareholders will be rolling over an additional $9 million. Argand Partners is committing a common equity PIPE of $54.4 million, an institutional investor is committing a common equity PIPE of $17.5 million, and Nuveen is committing a Zero-Dividend Convertible Perpetual Preferred Stock PIPE of $25 million.

Post transaction, CPH’s board is expected to be comprised of nine members with seven independent directors. We have provided their biographies in the appendix as well.

Slide 25 walks through the sources and uses in more detail, including a pro forma ownership table at closing.

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

What you will see on slides 26 and 27 is that CPH represents a compelling combination of value plus growth, which we believe is a winning combination for investors and a truly differentiated offering in the industrial sector. On slide 26, we compare Concrete Pumping Holdings to its peers in a benchmarking analysis. CPH is a combination of a Specialty Rental business, for its core concrete pumping segment, and a Specialty Waste Services business, for its Eco-Pan segment. This slide shows that investors have the opportunity to invest in CPH at an attractive discount on either an EBITDA or free cash flow conversion basis. On slide 27, we show that CPH has outperformed its peers in EBITDA growth since 2015 and is poised to generate a near industry-leading EBITDA margin in 2019.

I would like to conclude today’s call by reiterating our investment thesis and value creation plan. CPH is a scalable platform operating in a fragmented market populated by subscale competitors. CPH’s scale and the competitive environment has allowed the company to drive price, cost and utilization advantages that we expect will continue. CPH’s scale has also allowed the company to operate with a diversity of geographies, end markets and customers. There are also various compelling industry dynamics and secular tailwinds blowing in our direction. With concrete pumping taking market share due to a compelling customer value proposition, and tax reform, regulatory relief and an expected increase in infrastructure spending making the case for an extended construction cycle, the timing of this combination is compelling. CPH has a focused growth strategy, leveraging geographic expansion, pricing and M&A to accelerate their growth. And finally, the Company is led by an exceptional, proven management team with a significant ownership stake.

Industrea - CPH Acquisition Call Transcript for September 7, 2018, 4:30 PM ET

I want to thank you again for joining us today to learn more about our business combination with CPH. Please do not hesitate to contact us with any questions.

Operator

Ladies and gentlemen, this does conclude today's teleconference. You may disconnect your lines at this time. Thank you for your participation.

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